FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	February	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Approval of Settlement Agreement with OSC	2

Document 1

February 5, 2009

FOR IMMEDIATE RELEASE

RIM Announces Approval of Settlement Agreement with OSC

Waterloo, ON – Research In Motion Limited ("RIM" or the "Company") (Nasdaq: RIMM; TSX: RIM) announced today that a panel of Commissioners of the Ontario Securities Commission (the "OSC") has approved a settlement agreement with RIM, Jim Balsillie, Mike Lazaridis, Dennis Kavelman, Angelo Loberto, Kendall Cork, Douglas Wright, James Estill and Douglas Fregin, relating to the previously disclosed investigation of RIM's historical stock option granting practices that followed the management-initiated, voluntary review commenced in 2006.

Pursuant to the terms of the settlement agreement with the OSC, which contains a statement of facts that has been agreed to by the parties only for the purposes of the OSC proceedings, RIM has agreed to submit to a review of its governance practices and procedures by an independent person selected by the OSC and paid for by RIM. Mr. Balsillie has agreed not to act as a director of any Canadian reporting issuer until the later of twelve months from the date of the OSC settlement and RIM's public disclosure of how it is addressing the recommendations arising from the independent review. Messrs. Balsillie, Lazaridis, Kavelman and Loberto have also agreed to contribute, in aggregate, a total of approximately C$92 million, consisting of (i) a total of C$38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, (ii) a total of C$44.8 million to RIM (C$15 million of which has previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM, and (iii) a total of C$9.1 million to the OSC as an administrative penalty and towards the costs of the OSC's investigation. Mr. Kavelman is also prohibited from acting as a director or officer of any Canadian reporting issuer until the later of (a) five years from the date of the OSC's order approving the settlement, and (b) the date he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies. Mr. Loberto is also prohibited from acting as a director or officer of any Canadian reporting issuer until he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies. The settlement agreement will be available on the OSC's website at www.osc.gov.on.ca

RIM also announced that it has made an offer of settlement to the United States Securities and Exchange Commission (the "SEC") to resolve the SEC's separate investigation of RIM's historical stock option granting practices. RIM has been informed that Messrs. Balsillie, Lazaridis, Kavelman and Loberto have similarly made offers of settlement. The proposed settlements are subject to approval by the Commissioners of the SEC. The staff of the SEC's Division of Enforcement ("SEC Staff") has agreed to recommend that the Commissioners approve the proposed settlements; however, the Commissioners have broad discretion, and there can be no assurance that the Commissioners will approve the settlements presented to them by the SEC Staff. If the offered settlements are approved, RIM does not anticipate that the settlements would have a material adverse effect on the Company or its business or operations.

John Richardson, RIM's Lead Director stated "RIM is pleased that the parties have resolved matters with the OSC and looks forward to resolving matters with the SEC. While RIM and its directors and officers regret the occurrence of the matters described in the OSC settlement agreement, we believe the actions taken by RIM's board of directors and management since the conclusion of the Company's internal review in March 2007 have further strengthened the Company and we are confident that RIM is continuing to move forward with strong leadership and a passion for innovation, growth and operational excellence."

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's hope that it will be able to resolve matters with the SEC on the basis of the offered settlements, and RIM's expectation that the offered settlements, if approved, would not have a material adverse effect on the Company or its business and operations. RIM notes that the Commissioners of the SEC have broad discretion, and the outcome of determinations of this nature are inherently uncertain. There can be no assurance that the Commissioners of the SEC will approve the settlements presented to them by the SEC Staff. If the SEC Commissioners do not approve the settlements, the SEC Staff could bring additional or different enforcement actions against RIM or its officers or directors, and RIM or its officers or directors may be subject to additional or different sanctions or penalties than those currently contemplated, and may be subject to the other risks described in the section of RIM's MD&A for the third quarter of fiscal 2009 titled "Risks Related to the Company’s Historical Stock Option Granting Practices," which is available at www.sedar.com or www.sec.gov. These risks should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 5, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations